Exhibit 99.8

FORM 7 MONTHLY PROGRESS REPORT Name of Listed Issuer: TIDAL ROYALTY CORP. (the “Issuer”). Trading Symbol: RLTY.U Number of Outstanding Listed Securities: 261,397,661 Common shares were issued and outstanding as of December 31, 2018 Date: January 7, 2019 (for the month of December 2018) This Monthly Progress Report must be posted before the opening of trading on the fifth trading day of each month. This report is not intended to replace the Issuer’s obligation to separately report material information forthwith upon the information becoming known to management or to post the forms required by Exchange Policies. If material information became known and was reported during the preceding month to which this report relates, this report should refer to the material information, the news release date and the posting date on the Exchange website. This report is intended to keep investors and the market informed of the Issuer’s ongoing business and management activities that occurred during the preceding month. Do not discuss goals or future plans unless they have crystallized to the point that they are "material information" as defined in the Policies. The discussion in this report must be factual, balanced and non-promotional. General Instructions (a) Prepare this Monthly Progress Report using the format set out below. The sequence of questions must not be altered nor should questions be omitted or left unanswered. The answers to the items must be in narrative form. State when the answer to any item is negative or not applicable to the Issuer. The title to each item must precede the answer. (b) The term “Issuer” includes the Issuer and any of its subsidiaries. (c) Terms used and not defined in this form are defined or interpreted in Policy 1 – Interpretation and General Provisions. FORM 7 – MONTHLY PROGRESS REPORT January 2015 Page 1

Report on Business 1. Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact. The Issuer is a provider of royalty financing to the US regulated cannabis industry. The Issuer’s business objective is to provide capital solutions to companies in the regulated cannabis industry with large-scale potential and a highly-skilled and experienced management team so that they can grow their business. The Issuer is also engaged in discussions with counterparties and is in the process of evaluating multiple additional financing opportunities across the United States. See Item 2 below for a summary of the Issuer’s business and operations during the month of December 2018. 2. Provide a general overview and discussion of the activities of management. During the month of December 2018, the Issuer: filed its interim financial statements and management discussion and analysis for the period ended October 31, 2018; filed an amendment no. 2 registration statement on Form 20-F and a response letter with the Securities Exchange Commission (the “SEC”) to rectify the historical filing deficiencies of the Issuer’s predecessor entity, Elkhorn Gold Mining Corp.; terminated the letter of intent with CannaRoyalty Corp. announced August 27, 2018 following completion of its due diligence investigation; and received confirmation that the SEC had completed its review of the Issuer’s registration statement on Form 20-F. The effectiveness of the registration statement on Form 20-F rectifies the filing deficiencies of the Issuer’s predecessor entity, Elkhorn Gold Mining Corp. 3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law. FORM 7 – MONTHLY PROGRESS REPORT January 2015 Page 2

There were no new products or services developed or offered during the month of December 2018. 4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned. There were no products or services discontinued during the month of December 2018. 5. Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship. There were no new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties during the month of October 2018. 6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced. During the month of December 2018, the Issuer terminated the letter of intent with CannaRoyalty Corp. announced August 27, 2018 following completion of its due diligence investigation. 7. Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship. There were no asset acquisitions or dispositions by the Issuer during the month of December 2018. 8. Describe the acquisition of new customers or loss of customers. There were no acquisitions of new customers or loss of customers during the month of December 2018. 9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks. FORM 7 – MONTHLY PROGRESS REPORT January 2015 Page 3

There were no new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks during the month of December 2018. 10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs. There were no employee hirings, terminations or lay-offs during the month of December 2018. 11. Report on any labour disputes and resolutions of those disputes if applicable. There were no labour disputes during the month of December 2018. 12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings. There were no legal proceedings to which the Issuer became a party during the month of December 2018. 13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness. There was no indebtedness incurred or repaid by the Issuer during the month of December 2018. 14. Provide details of any securities issued and options or warrants granted. During the month of December 2018, the following securities were issued: 15. Provide details of any loans to or by Related Persons. There were no loans to or by Related Persons during the month of December 2018. FORM 7 – MONTHLY PROGRESS REPORT January 2015 Page 4 Date of Issue Security Number Issued Details of Issuance Dec. 12, 2018 Options 5,750,000 Exercisable at a price of USD$0.115 for a period of five years Dec. 13, 2018 Common Shares 1,600,000 Exercise of Warrants

16. Provide details of any changes in directors, officers or committee members. There were no changes in directors, officers or committee members during the month of December 2018. 17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends. The trends and risks which are likely to impact the Issuer are detailed in the Issuer’s Management Discussion & Analysis dated December 18, 2018 (the “MD&A”) under the heading “Risk Factors”. The MD&A is available on the Issuer’s SEDAR profile at www.sedar.com. FORM 7 – MONTHLY PROGRESS REPORT January 2015 Page 5

Certificate Of Compliance The undersigned hereby certifies that: 1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance. 2. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed. 3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1). 4. All of the information in this Form 7 Monthly Progress Report is true. Dated: January 7, 2019 Terry Taouss Name of Director or Senior Officer “Terry Taouss” Signature President Official Capacity FORM 7 – MONTHLY PROGRESS REPORT January 2015 Page 6 Issuer Details Name of Issuer Tidal Royalty Corp. For Month End December 2018 Date of Report YY/MM/D 2019/01/07 Issuer Address 789 West Pender Street, Suite 810 City/Province/Postal Code Vancouver, B.C., V6C 1H2 Issuer Fax No. (604) 687-3141 Issuer Telephone No. (604) 687-2038 Contact Name Theo van der Linde Contact Position CFO & Director Contact Telephone No. (778) 834-6272 Contact Email Address theo@pashleth.com Web Site Address N/A